

October 20, 2014

<u>Via E-mail</u>
Mr. Thomas L. Wegman
President
Biospecifics Technologies Corp.
35 Wilbur St.
Lynbrook, NY 11563

Re: **Biospecifics Technologies Corp.**
Form 8-K filed October 16, 2014
File No. 001-34236

Dear Mr. Wegman:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

<u>Item 4.01(a)</u>

1. Please amend your filing to state if you had any disagreements with your former auditors (Friedman LLP) as required by Item 304(a)(1)(iv).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant